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                                                                    EXHIBIT 99.4

                    PEOPLES BANK CORPORATION OF INDIANAPOLIS
                             130 EAST MARKET STREET
                          INDIANAPOLIS, INDIANA 46204

September 17, 1999

Dear Shareholders:

    In connection with our previously announced merger into Fifth Third Bancorp ("Fifth Third"), I am pleased to invite you to attend a Special Meeting of Shareholders of Peoples Bank Corporation of Indianapolis ("Peoples"). The meeting will be held on October 27, 1999, at 10:30 a.m., Eastern Standard Time, at the Capital Center, South Tower, 201 North Illinois Street, Second Floor Conference Center, Indianapolis, Indiana. At the Special Meeting, holders of Peoples voting and non-voting common stock will be asked to adopt an Affiliation Agreement between Peoples and Fifth Third and to approve the merger between Peoples and Fifth Third described in the Affiliation Agreement.

    When the merger of Peoples into Fifth Third becomes effective, each outstanding share of Peoples voting and non-voting common stock (other than voting shares held by shareholders who perfect dissenters' rights) will be exchanged for 1.09 shares of Fifth Third common stock. Your Board of Directors has concluded that the merger of Peoples with and into Fifth Third is in the best interests of Peoples and its shareholders. We have received a fairness opinion from McDonald Investments Inc., Peoples' financial advisor, that the exchange ratio is fair from a financial point of view to the holders of Peoples common stock. Your Board of Directors unanimously recommends that you vote FOR the merger proposal at the Special Meeting.

    Holders of Peoples voting common stock are entitled to exercise dissenters' rights with respect to such shares, while holders of Peoples non-voting common stock are not entitled to exercise dissenters' rights. The terms of the proposed merger and important information relating to Peoples and Fifth Third Bancorp are explained in the accompanying Prospectus/Proxy Statement.

    TO APPROVE THE PROPOSED MERGER, IT WILL BE NECESSARY TO OBTAIN THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE SHARES OF PEOPLES VOTING COMMON STOCK AND AT LEAST A MAJORITY OF THE SHARES OF PEOPLES NON-VOTING COMMON STOCK, WITH EACH VOTING AS A SEPARATE VOTING GROUP. AN ABSTENTION OR FAILURE TO VOTE HAS THE SAME EFFECT AS A VOTE AGAINST THE MERGER. ACCORDINGLY, PLEASE RETURN YOUR VOTE FOR THE MERGER.

    We have enclosed a BLUE proxy card for your use in voting your shares of Peoples voting common stock at the Special Meeting. We have enclosed a WHITE proxy card for your use in voting your shares of Peoples non-voting common stock at the Special Meeting. Please indicate your voting instructions and sign, date and mail the appropriate proxy card(s) promptly in the postage-paid envelope provided. Regardless of whether you plan to attend the Special Meeting in person, it is important that you return the enclosed proxy card(s) so that your shares will be voted at the Special Meeting.

    Thank you for your attention to these important matters.

                                          Sincerely,

                                          William E. McWhirter
                                          CHAIRMAN AND CEO